FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

Foster Brewing

With Compliments

FILE NO: 082-01711

Foster's Group Limited (Foster's) announces that following the close of its takeover offer for Southcorp Limited (Offer), it has commenced the process of compulsorily acquiring all shares in which it does not have a relevant interest. Attached is a copy of the formal compulsory acquisition notice that was lodged with ASIC today and the Chairman's letter, both of which will be sent to all shareholders.

Foster's further announces that together with its associates, Foster's had a relevant interest in 96.1% of Southcorp at the close of the Offer.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

6 June 2005

Dear Southcorp Shareholder,

Compulsory Acquisition of Southcorp Shares

Foster's Group Limited (Foster's) offer for Southcorp Limited (Southcorp) has closed.

Under section 661B(1) of the Corporations Act, Foster's wholly owned subsidiary Beringer Blass Wines Pty Ltd is entitled to compulsorily acquire your shares in Southcorp for $4.26 cash per share.

A formal notice of compulsory acquisition appears overleaf. If you validly accepted Foster's offer before it closed please ignore this notice.

If you do nothing you will receive correspondence from Southcorp in approximately 4-6 weeks seeking direction on where proceeds from the offer should be sent.

If you have questions please call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Yours sincerely

Frank Swan
Chairman, Foster's Group Limited



009625 V_00FGBB

ASIC registered agent number			
lodging party or agent name			
office, level, building name **or** PO Box no.			
street number & name			
suburb/city	state/territory	postcode	
telephone			ASS. ☐ REQ-A ☐
facsimile			CASH. ☐ REQ-P ☐
DX number	suburb/city		PROC. ☐

Australian Securities & Investments Commission

Notice of

compulsory acquisition following takeover bid

form **6021**

Corporations Act 2001

661B(1)(a)

To SAMPLE CUSTOMER
SAMPLE STREET
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SAMPLETOWN TAS 7000

Securities of Southcorp Limited ACN 007 722 643 ("the Company")

1. Under an Off Market Bid, offers were made by Beringer Blass Wines Pty Ltd ACN 105 344 965 in respect of the acquisition of the ordinary shares in the Company. The offers closed on 3 June 2005.
2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.
3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.
4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.
5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.
6. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.
7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of this notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name Robert K Dudfield

capacity Company Secretary

sign here R.K Dudfield

date 6 / 6 / 05


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH, D.C.
192
SECTION